APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

TWT Management Services LLC

DBA Rock N Roll Donut Bar

Financial Statements and Report

December 31, 2021 and 2022

Table of Contents

Robert Berman C.P.A. P.C.
1091 Furth Road
Valley Stream, New York 11581
(T) (516) 295-5394

INDEPENDENT AUDITOR'S REVIEW

TWT MANAGEMENT SERVICES LLC
DBA ROCK N ROLL DONUT BAR
1307 LAWTON AVE
PACIC GROVE, C.A. 93950

To the Management of TWT Management Services LLC,

I have reviewed TWT Management Services LLC financial statements for the year ended December 31, 2021, and December 31, 2022, including the statement of revenue and expenditures, and the accompanying balance sheet and statement of cash flow, as in accordance with the *Statements on Standards for Accounting and Review Services* issued by the American Institute of Certified Public Accountants. A review consists primarily of applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole, and that accordingly the accountant does not express an opinion.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of TWT Management Services LLC and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my reviews.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Robert Berman

Robert Berman
License No. 042546-1
June 5, 2023

TWT Management Services LLC dba Rock N Roll Donut Bar

Balance Sheet (Unaudited)

December 31, 2021

		Total
Assets		
Current Assets		
Cash In Bank	$ 5,676	
Inventory	2,163	
Total Current Assets	$ 7,839	
TOTAL ASSETS		$ 7,839
LIABILITIES AND EQUITY		
Liabilities		
Total Liabilities	0	
Equity		
Capital Stock	$ 1,000	
Retained Earnings	6,839	
Total Equity	$ 7,839	
TOTAL LIABILITIES AND EQUITY		$ 7,839

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

TWT Management Services LLC dba Rock N Roll Donut Bar

Balance Sheet (Unaudited)

December 31, 2022

		Total
Assets		
Current Assets		
Cash In Bank	$ 46,510	
Inventory	4,008	
Total Current Assets		$ 50,518
Fixed Assets		
Equipment	$ 80,142	
Furniture	30,179	
Leasehold Improvements	77,514	
Less: Depreciation	<82,233>	
Total Fixed Assets		105,602
TOTAL ASSETS		$ 156,120
LIABILITIES AND EQUITY		
Current Liabilities		
Line of Credit	$ 41,968	
Bank Loan	33,229	
Total Current Liabilities		$ 75,197
Long-Term Liabilities		
SBA Loan	$ 33,912	
Total Long-Term Liabilities		33,912
Total Liabilities		$ 109,109
Equity		
Capital Stock	$ 1,000	
Retained Earnings	46,011	
Total Equity		$ 47,011
TOTAL LIABILITIES AND EQUITY		$ 156,120

TWT Management Services LLC dba Rock N Roll Donut Bar

Profit and Loss Statement (Unaudited)

As of December 31, 2021

			Total
Income			
Sales			
Total Income			$ 100,000
Cost of Goods Sold			
Purchases		$ 39,636	
Less: Ending Inventory		2,163	
Total Cost of Goods Sold			37,473
GROSS PROFIT			$ 62,527
Expenses			
Advertising & Marketing		$ 19,855	
Business Licenses		4,700	
Contract Labor		2,100	
Insurance		7,832	
Professional Fees		5,400	
Repairs & Maintenance		901	
Supplies & Postage		7,692	
Travel		2,589	
Utilities		3,619	
Total Expenses			54,688
NET INCOME			$ 7,839

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

TWT Management Services LLC dba Rock N Roll Donut Bar
Profit and Loss Statement (Unaudited)
As of December 31, 2022

		Total
Income		
Sales		$ 864,912
Cost of Goods Sold		
Opening Inventory	$ 2,163	
Purchases	111,942	
Less: Ending Inventory	<4,008>	
Total Cost of Goods Sold		110,097
GROSS PROFIT		$ 754,815
Expenses		
Advertising & Marketing	$ 7,273	
Business Licenses	890	
Contract Labor	12,465	
Insurance	22,791	
Professional Fees	1,974	
Repairs & Maintenance	4,449	
Supplies & Postage	7,585	
Travel	3,023	
Utilities	18,101	
Auto	4,405	
Depreciation	82,233	
Rent	136,005	
Bank Charges & Collection Fees	8,371	
Dues & Subscriptions	259	
Uniforms	2,671	
Interest Expense	6,979	
Payroll	360,584	
Payroll Taxes	35,585	
Total Expenses		715,643
NET PROFIT		$ 39,172

TWT Management Services LLC dba Rock N Roll Donut Bar

Statement of Cash Flows (Unaudited)

December 31, 2022

		Total
CASH PROVIDED BY:		
Net Income	$ 39,172	
Line of Credit	41,968	
Bank Loan	33,229	
SBA Loan	33,912	
Total Cash Provided		$ 148,281
CASH USED IN OPERATIONS		
Increase in Inventory	$ 1,845	
Increase in Fixed Assets	105,602	
Total Cash Used		107,447
NET INCREASE IN CASH		$ 40,834
CASH AT BEGINNING OF PERIOD		$ 5,676
NET INCREASE IN CASH		40,834
CASH AT END OF PERIOD		$ 46,510

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statement

TWT MANAGEMENT SERVICES LLC
DBA ROCK N ROLL DONUT BAR

Notes to the Financial Statements for the Years
Ended December 31, 2021, and December 31, 2022

1. Summary of Significant Accounting Policies

   a. Nature of Operations

      TWT Management Services LLC dba Rock N Roll Donut Bar's mission is to become
      the first, nationwide plant-based designer donut shop and cafe. It is engaged in
      creating a Nationwide Brand that utilizes retail store front locations to
      manufacture, distribute, and market plant-based donuts, savory foods, specialty
      beers, and a unique entertainment experience direct to the consumer.

   b. Tax Filing Status

      Rock N Roll Donut Bar is currently a single entity LLC that for 2023 has filed, and
      is anticipating approval, as an S-corporation.

   c. Basis of Accounting

      The financial statements have been prepared in conformity with accounting
      principles generally accepted in the United States of America ("GAAP") as
      detailed in the Financial Accounting Standards Board's Accounting Standards
      Codification. The financial statements have been prepared on the cash basis of
      accounting.

   d. Cash and Cash Equivalents

      Cash and cash equivalents include deposits at financial institutions that are FDIC
      insured.

   e. Revenue Recognition

      The Company derives its revenue from retail sales. Retail revenue is recognized
      at the point of sale.

See independent accountant's review report. The accompanying notes are an integral part of these
financial statements.

f. Cost of Goods Sold

The cost of goods sold includes all ingredients used to produce donuts and all menu food and drink items.

g. Repair and Maintenance

Routine repairs and maintenance are expensed as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.

h. Comprehensive Income

The Company does not have any comprehensive income items other than net income.

2. Leases

On January 1st, 2022, the Company commenced a 5-year lease plus 5-year option to rent 2,462 square feet of store front space in Monterey, CA. The Company's operating rent is $17,500. Specifically, the storefront is the prime tourist attraction called Cannery Row. It is on the corner of Prescot and Cannery Row and is considered the 3rd busiest intersection in California for foot traffic. It is located 2 blocks south of the world-famous Monterey Bay Aquarium which averages 12,000 visitors daily in peak season and 5,000 visitors during off peak season.

3. Going Concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has been profitable since its inception. However, the Company desires additional funding as it will be opening up two additional locations in 2023. One facility will be in Salinas, CA and the other in San Jose, CA.

4. Subsequent events

Management evaluated all activity of the Company through June 5th, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements. In 2023, the Company participated in a crowdfunding raise through Mainvest Inc., a licensed funding portal that offers investments under Regulation Crowdfunding. The total crowdfunding raise totaled $67,000 in the form of unsecured debt with a payback tied to revenue share rate of 2% quarterly over a five-year period. There will be a balloon payment at the end of the 5th year if necessary.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.